

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 14, 2007

Mr. Kevin F. Mahoney
Chief Financial Officer
A. T. Cross Company
One Albion Road
Lincoln, Rhode Island 02865

> **Re: A. T. Cross Company**
> **Form 10-K for Fiscal Year Ended December 30, 2006**
> **Filed March 16, 2007**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2007**
> **Filed May 14, 2007**
> **File No. 1-6720**

Dear Mr. Mahoney:

        We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 30, 2006

Notes to Consolidated Financial Statements

Note A – Significant Accounting Policies, page 23

1.   We note your cash equivalents policy disclosure regarding gains and losses from trading securities. Provide the disclosures under Item 7A with regard to the market risk for your trading securities, or tell us why such disclosures are not needed.

2.   We note you have discussed the impact of LIFO liquidation layers and inventory obsolescence in your Management Discussion and Analysis of Financial Condition and Results of Operations. Provide the schedules for inventory valuation accounts representing LIFO reserves and obsolescence reserves as required by Regulation S-X Rules 5-04 and 12-09. Note that these schedules must be examined by your independent accountants.

Note J – Income Taxes, page 33

3.   We note the positive revisions to estimates for each year in the tax reconciliation table and the disclosure that this reflects better information, current actions by taxing authorities and the passing of the statute of limitations. We also note your disclosures on the remediation of prior year material weaknesses with regard to taxes. Tell us the facts and circumstances you considered to determine that these adjustments were appropriately classified as changes in accounting estimates, as described in Statement of Financial Accounting Standards (SFAS) 154.

4.   You disclose that estimates for certain tax loss contingencies are reasonable. Tell us when these estimates are recorded. In addition, tell us your accounting policies for the other tax loss contingencies not covered by this disclosure. We may have further comment.

5.   Revise your discussion of significant accounting policies to clearly reflect your accounting policies with regard to tax loss contingencies.

Exhibit 31.1 and 31.2

6.   We note that the certification required by Exchange Act Rule 13a-14(a) also includes the title "Form of 302 Certification" above the opening line. In future filings, the title above the opening line should read "certifications".

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief